SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          FORM 12b - 25
                   NOTIFICATION OF LATE FILING

     [X] Form 10-Q    For Period Ended:  March 31, 1996

                 Part I - Registrant Information

Full Name of Registrant:      Quality Resorts of America, Inc.
                              11357-A Pyrites Way, Suite 3
                              Rancho Cordova, CA  95670
                              Commission File No. 0 - 14035

              Part II - Rules 12-b - 25 (b) and (c)

  X   (a) The reasons described in detail in Part III of this
          form could not be eliminated without unreasonable effort or expense.

  X   (b) The subject quarterly report will be filed on or before the fifteenth calendar day following the prescribed due date.

      (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

                      Part III - Narrative

We are unable to file Form 10-Q by the May 15, 1996 deadline for the quarter ended March 31, 1996 without extreme and unreasonable hardship. Our computer system has failed and we have lost our accounting system. We are in the process of rebuilding the data. An additional 15 days is required in order to file a complete and accurate statement.

                   Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Susan Bienias     (916) 853-9812

(2)    X   YES                NO

(3)        YES            X   NO

Quality Resorts of America, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 1996          Susan Bienias
                              Susan Bienias
                              Chief Financial Officer